UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXPLANATORY NOTE

Central Puerto S.A. (the “Company”) is filing this Amendment (the “Form 6-K/A”), solely to furnish a corrected version of the Company Presentation contained in the Form 6-K furnished with the Securities and Exchange Commission on April 11, 2018 (the “Form 6-K”). The revised Company Presentation contains a modification to numbered slide 21 therein.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. The Form 6-K, as amended by this Form 6-K/A, continues to speak as of the initial date of the submission of Form 6-K

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	Company Presentation as of April 11, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 12, 2018	By:	/s/ Fernando Bonnet
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact